December 1, 2005



Mail Stop 6010

David M. Marks
Chairman
Thomas Equipment, Inc.
1818 North Farwell Avenue
Milwaukee, WI 53202

Re:	Thomas Equipment, Inc.
	Amendment No. 4 to Registration Statement on Form S-1
	Filed October 3, 2005
	         File No. 333-124217
Dear Mr. Marks:
      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.
      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
General
1. We note your response to prior comment 1. Please address the following:

* In calculating the present value of the cash flows for purposes of applying the 10% test, tell us how you applied the following guidance provided in EITF 96-19:

-If either the new debt instrument or the original debt instrument is callable or puttable, then separate cash flow analyses are to be performed assuming exercise and non-exercise of the call or put. The cash flows assumptions that generate the smaller change would be the basis for determining whether the 10 percent threshold is met.

-If the debt instruments contain contingent payment terms or unusual interest rate terms, judgment should be used to determine the appropriate cash flows.

* Likewise, please explain why it is reasonable to assume the maximum amount of registration penalties for purposes of the cash flow analysis.

* Confirm to us that you treated the $600,000 penalty as part of the cash flows related to the old debt or explain why it is appropriate to treat the payment as part of the new debt.

Note 12. Convertible long term debt and Convertible credit facility, page F-35

2. We note from your response to prior comments 2 and 4 that you have bundled the conversion option, the expected future interest stream settled in shares, and the interest rate reset feature into a single, compound derivative.
* Please clearly describe to us what you mean by the "conversion option" and the "expected future interest stream settled in shares" and highlight the differences between them.
* Please revise your proposed footnote disclosure in Exhibit A to present the freestanding and compounded derivatives separately.

3. You state that you used the Black-Scholes option pricing model to determine the fair value of the "single compounded embedded derivative".
* Please explain to us how you concluded that the Black-Scholes option pricing model was an appropriate method to determine the fair value of the compound derivative which appears to include certain non-option features such as the interest rate reset feature. Explain how the Black-Scholes option pricing model is able to capture the value of the different elements of the compound derivative.
* Tell us how the Black-Scholes option pricing model compared to any other fair value models you considered.
4. In light of the materiality of the amounts in question, please revise the critical accounting policies section of MD&A to include a description of the methodology used by management in determining the fair value of your derivative instruments; including the significant assumptions made and the significant estimates used in developing such estimate of fair value. Refer to the guidance provided in FR-
72.
5. Please refer to prior comment 3. Tell us how you considered the fact that you have the option to redeem the term notes at 105% of the outstanding principal and accrued interest at any time in reaching your conclusion that the call option is clearly and closely related to the host instrument and should not be separated from the host contract. We note that if the redemption option is exercised immediately, the investor`s initial rate of return is doubled and would appear to meet the condition outlined in paragraph 13(b) of SFAS 133. Alternatively, please provide us with a revised detailed analysis which clearly shows how you considered the guidance in paragraphs 13 and 61(d) of SFAS 133 and DIG Issues B-16 and B-39.

Note 16. Redeemable preferred shares, page F-39

6. We have evaluated your response to comment 7 in your letter dated
November 4, 2005. We note that the conversion reset formula is triggered by a reciprocal transaction with new investors and therefore does not appear to meet the ETIF 05-2 definition of a standard anti-dilution provision. Because the conversion reset formula is triggered by a reciprocal transaction with some shareholders rather than a nonreciprocal transaction with all shareholders, it appears that there are circumstances where the formula would increase the fair value of the conversion option. For example, on a fair value basis, it appears that the reset formula would increase the fair value of the conversion option in circumstances where there is an issuance of common stock at a fair value below the conversion price. As a result, we are unable to concur with the company`s conclusion that the convertible preferred stock is "conventional" under EITF 00-19.
* Please tell us whether or not the embedded conversion option would be classified as equity based on the additional conditions in EITF 00-19.
* In your response, please analyze of each of the conditions in EITF
00-19, paragraphs 12 to 32.

7. It appears that the 5% Series A redeemable convertible preferred stock may contain other embedded derivatives that you should evaluate under SFAS 133 and EITF Issue 00-19. Please provide us with the analysis you performed to determine whether to bifurcate the following:

* At any time commencing after three years from the closing date, the company can redeem the preferred stock. If the redemption occurs in the fourth year after issuance, the redemption amount is 200% of the stated value. If the redemption occurs during the fifth year after issuance, the redemption amount is 225% of the stated value.
* The holder can require the company to redeem the preferred stock at
110% of the stated value, together with accrued dividends, after five years or upon certain events.

8. We note the proposed disclosure provided in response to prior
comment 7.   In accordance with EITF D-98, the remaining discount
and
premium noted in your proposed disclosure in exhibit B should be amortized or accreted from the date of issuance to the earliest redemption date, which appears to be five years, unless you believe that the certain events outlined in your agreement are probable to occur at the balance sheet date. Please revise your accounting accordingly or advise us.


Note 19. Stock options and warrants, page F-42
9. Please refer to prior comment 8.  We have evaluated your
response
and continue to believe that, consistent with the guidance in paragraph 285(b) of SFAS 123, the average volatilities of similar entities along with the limited historical volatility of your common stock provide a more meaningful volatility measure.  In addition, it
appears unlikely that you have no readily comparables entities.
In
evaluating similarity of entities, you should consider factors such
as industry, stage of life cycle, and financial leverage.   Please
refer to the guidance in paragraphs 277 and 285 of SFAS 123, footnote
60 to paragraph A32(c) of SFAS 123(R), and Question 6 of SAB Topic 14D and revise the filing accordingly.
10. We note from your response to prior comment 9 that you believe that the life assumed beyond seven years within the Black-Scholes option pricing model would not significantly impact your determination of fair value for the 4,020,000 options issued to Laurus. To help us better understand your conclusion, please provide us with an analysis that shows the impact of different longer contractual lives on fair value using the Black-Scholes option pricing model.
Closing Comments
      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.
      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:
* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of
Enforcement
has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.
      You may contact Tara Harkins at (202) 551-3639 or in her absence, Michelle Golhlke at (202) 551-3327, if you have questions regarding comments on the financial statements and related matters.
Please contact Jay Mumford at (202) 551-3637 or me at (202) 551-
3800
with any other questions.
      Sincerely,




							Peggy Fisher
							Assistant Director

cc: 	Thomas A. Rose